COMMENTS RECEIVED ON 04/08/2024

FROM KIM McMANUS

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Alternatives Fund, Strategic Advisers Core Income Fund, Strategic Advisers Emerging Markets Fund, Strategic Advisers Fidelity Core Income Fund, Strategic Advisers Fidelity Emerging Markets Fund, Strategic Advisers Fidelity International Fund, Strategic Advisers Fidelity U.S. Total Stock Fund, Strategic Advisers Income Opportunities Fund, Strategic Advisers International Fund, Strategic Advisers Large Cap Fund, Strategic Advisers Municipal Bond Fund, Strategic Advisers Short Duration Fund, Strategic Advisers Small-Mid Cap Fund,

Strategic Advisers Tax-Sensitive Short Duration Fund

PRELIMINARY PROXY STATEMENT FILED ON 03/28/2024

SHAREHOLDER MEETING DATE 07/09/2024

1)

Proposals 2 and 3

“Proposal 2: To approve a sub-advisory agreement among Strategic Advisers, FIL Investment Advisors (FIA), and the trust and a sub-subadvisory agreement between FIA and FIL Investment Advisors (UK) Limited (FIA (UK)).

Proposal 3: To approve a sub-advisory agreement among Strategic Advisers, Fidelity Diversifying Solutions LLC (FDS), and the trust, and sub-subadvisory agreements between FDS and each of FMR Investment Management (UK) Limited (FMR UK), Fidelity Management & Research (Hong Kong) Limited (FMR H.K.), and Fidelity Management & Research (Japan) Limited (FMR Japan).”

C:

The Staff requests we explain why proposals 2 and 3 are not impermissibly bundled.

R:

Item III(G) of the generic comment letter issued by the Staff on February 3, 1995 specifies three circumstances in which the Staff has not objected to bundling proxy proposals, which includes situations in which “the proposals would be impractical to separate.” We believe that proposals 2 and 3 qualify for bundling on the basis that the proposal to approve the sub-subadvisory agreement is “inextricably intertwined” with the proposal to approve the sub-advisory agreement. An approval of the sub-subadvisory agreement between the sub-adviser and the sub-subadviser has no effect if the sub-advisory agreement is not approved by shareholders. Conversely, the approval of the sub-advisory agreement without the sub-subadvisory agreement may limit the sub-adviser’s ability to avail itself of investment management and/or advice from the sub-subadviser that is necessary to manage the strategy.

2)

Proxy Statement

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy, it will be voted FOR the matters specified on the proxy. All shares that are voted and votes to ABSTAIN will be counted towards establishing a quorum, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)”

C:

The Staff requests we revise this sentence to disclose that, with respect to proposals 2 and 3, if shareholders do not instruct their broker how they wish their shares to be voted, their shares will not be present at the meeting for quorum, voting, or any other purpose. The Staff also requests we disclose that we will regard any proxies delivered by brokers purporting to contain broker non-votes or that reference uninstructed shares as invalidly delivered with respect to their positions and accordingly will not consider the affected shares as present at the meeting for quorum or any other purpose.

R:

The funds are offered exclusively to certain managed account clients of Strategic Advisers LLC or its affiliates and are not available for sale to the general public. The affiliated broker that holds shares with respect to the managed account clients will not deliver proxies with broker non-votes. Accordingly, we will remove all references to broker non-votes from the disclosure.

3)

Proposal 1

“Proposal 1: To elect a Board of Trustees.”

C:

The Staff requests we present the information required by Item 22(b)(1) of Schedule 14A in tabular format.

R:

Item 22(b)(1) requires a fund to “provide the information required by the following table for each director, nominee for election as director, and officer of the Fund . . .” We believe that we comply with this requirement by including the trustee and officer disclosure as presented because we provide all of the required information. Additionally, Instruction 3 to Item 22(b) states “when furnishing information in narrative form, indicate by heading or otherwise the directors or nominees who are or would be interested persons and the directors or nominees who are not or would not be interested persons.” (Emphasis added.) In contrast, in other instances, the Commission has specifically required the inclusion of information in tabular format (both in Schedule 14A and in other forms and schedules). For example, Item 22(a)(3)(ii) of Schedule 14A requires funds to “present a summary of all of the proposals [that affect more than one Fund in a proxy statement] in tabular form . . .” and Item 22(a)(3)(iv) of Schedule 14A requires funds proposing a fee increase to “provide a table showing the current and pro forma fees . . .” Similarly, Item 4(b)(2)(iii) of Form N-1A states that if a fund has annual returns for at least one calendar year, the fund must “provide a table showing the Fund’s (A) average annual total return; (B) average annual total return (after taxes on distributions); and (C) average annual total return (after taxes on distributions and redemptions).” We used Instruction 3 to Item 22(b) as our guide in drafting our current disclosure and believe that our current disclosure presents the required information in a concise manner without repeating similar information for each applicable Trustee. Accordingly, we therefore have determined not to modify the disclosure.

4)

Proposal 1

“[During the period [January 1, 2023] through [March 31, 2024], no transactions were entered into by Trustees and the nominees as Trustee of the trust involving more than 1% of the voting common, non-voting common and equivalent stock, or preferred stock of FMR LLC.]”

C:

The Staff requests we expand this disclosure to cover subsidiaries of FMR per instruction 2 to Item 22(a)(3)(v).

R:

We will modify the disclosure as noted below (new disclosure is underlined):

“During the period January 1, 2023 through March 31, 2024, no transactions were entered into by Trustees and the nominees as Trustee of the trust involving more than 1% of the voting common, non-voting common and equivalent stock, or preferred stock of FMR LLC or entities directly or indirectly controlled by FMR LLC.”

5)

Proposal 1

C:

The Staff requests we revise to clarify if the funds have a policy with respect to Board attendance generally.

R:

Item 22(b)(15) of Schedule 14A does not require disclosure regarding a fund’s policy with respect to Board attendance generally. Accordingly, we have determined not to modify the disclosure. However, we note that Proposal 1 includes the following disclosure:

“Appendix D sets forth the number of Board and Standing Committee meetings held during each fund’s last fiscal year and a list of each fund’s fiscal year end. Following the election, it is expected that the trust’s Board will continue to include two interested Trustees and five Independent Trustees, and will meet at least four times a year at regularly scheduled meetings. For additional information about the committees of the funds’ Trustees, refer to the section entitled “Board Structure and Oversight Function and Standing Committees of the Trust’s Current Trustees.”” (Emphasis added.)

6)

Proposal 1

C:

The Staff requests we identify the deadline for submitting nominees, if any per Item 1(c) of schedule 14A and rule 14a-5(e)(3).

R:

Item 1(c) of Schedule 14A and Rule 14a-5(e)(3) require disclosure of the deadline for submitting nominees for the registrant’s next annual meeting of shareholders. As disclosed in “Board Structure and Oversight Function and Standing Committees of the Trust’s Current Trustees,” these funds do not hold annual meetings of shareholders. Therefore, we have determined not to modify the disclosure.

7)

Exhibit 1 – Form of Investment Sub-Advisory Agreement Among Strategic Advisers LLC, FIL Investment Advisors and Fidelity Rutland Square Trust II

“Interested Persons: It is understood that the Trustees, officers, and shareholders of the Trust are or may be or become interested in the Advisor, the Sub-Advisor or the UK Sub-Advisor as directors, officers or otherwise and that directors, officers and stockholders of the Advisor, the Sub-Advisor or the UK Sub-Advisor are or may be or become similarly interested in the Trust, and that the Advisor, the Sub-Advisor or the UK Sub-Advisor may be or become interested in the Trust as a shareholder or otherwise.”

C:

The Staff requests we confirm that trustees and officers of the trust are not currently interested persons with respect to the sub-advisers or sub-sub-advisers. If they are interested persons, the Staff requests we indicate where disclosure is provided responsive to Item 22(c).

R:

We confirm that the trust’s Independent Trustees are not currently interested persons with respect to the sub-advisers or sub-subadvisers, and that the trustees and officers of the trust are not currently interested persons with respect to FIL Investment Advisors or FIL Investment Advisors (UK) Limited.

As disclosed in the proxy statement section “Proposals 2 and 3,” Fidelity Diversifying Solutions LLC and its proposed sub-subadvisers are indirect wholly owned subsidiaries of FMR LLC, the parent company of Strategic Advisers LLC, the funds’ investment adviser. The trust’s officers and non-independent trustees are compensated by Fidelity and hold security interests issued by FMR LLC and/or its affiliates. Disclosure on these arrangements can be found in “Advisory Board Members and Officers of the Trust,” “Management Contracts with Strategic Advisers,” “Activities and Management of Strategic Advisers,” Appendix C, and Appendix F. We will also indicate in “Proposal 1” that the non-independent trustees hold securities issued by FMR LLC and/or its affiliates.

8)

Appendix D – Number of Board of Trustees and Standing Committee Meetings

C:

The Staff requests we confirm no Board member attended less than 75% of meetings or revise disclosure to identify any such Board member per Item 22(b)(15).

R:

All board members have attended 75% or more of the meetings. As a result, no additional disclosure is required.

9)

Appendix F – Trustee Compensation

C:

The Staff requests we confirm there are no pension or retirement benefits and that is why the columns are not in the table. See Item 22(b)(13)(i).

R:

Instruction 4 to this Item states “[i]nclude in columns (3) and (4) all pension or retirement benefits proposed to be paid under any existing plan in the event of retirement at normal retirement date, directly or indirectly, by the Fund...or by other companies in the Fund Complex.” Columns 3 and 4 do not apply in the case of the Strategic Advisers Funds; the Trustees do not have pension or retirement plans.

10)

Appendix G

C:

The Staff requests we expand to disclose the purpose of each submission per Item 22(c)(1)(i).

R:

We will modify footnote ** in Appendix G as noted below (new disclosure is underlined):

** Contracts that were not submitted to shareholders for approval were approved by the Board of Trustees pursuant to the SEC Order discussed in the proxy statement. Unless otherwise indicated, the date reflects the date that a shareholder vote was held to approve the initial sub-advisory or sub-subadvisory contract.